UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 7, 2008

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.

The 2008 Annual General Meeting of Shareholders (the “AGM”) of CDC Corporation
(the “Company”) was held at 33/F Citicorp Centre, 18 Whitfield Road, Causeway
Bay, Hong Kong on Wednesday, November 12, 2008, at 11:00 a.m. (HKT).  The
meeting had been adjourned to such date and time pursuant to the Company’s
Amended and Restated Articles of Association because a quorum was not present at the meeting of shareholders held on Wednesday, November 5, 2008.  The AGM was attended by representatives from BNY Mellon Shareowner Services, the Company’s transfer agent and inspector of elections for the AGM. The AGM was presided over by Mr. Peter Yip, Vice Chairman of the Board of Directors of the Company and
Chief Executive Officer.

The following matters were considered and passed at the AGM:

1. Dr. Raymond K.F. Ch’ien, Mr. Peter Yip and Mr. Wong Kwong Chi, Simon were elected as Class III Directors of the Company to serve for a term expiring the date on which the Annual General Meeting of Shareholders is held in 2011;

2. The Company’s audited financial statements and the reports of the Directors and the Company’s independent registered public accounting firm for the year ended December 31, 2007 were ratified by shareholders; and

3. The selection of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2008 and authorization of the Audit Committee of the Board of Directors to set their remuneration were ratified by the shareholders.

No other matters came before the AGM for shareholder action.

Exhibit Description

1.01 Press release dated November 11, 2008
        CDC Corporation CEO Purchased 332,602 Company Shares Since Beginning of
        Year

1.02    Press release dated November 13, 2008
        CDC Corporation Increases Guidance for Second Half of 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: November 17, 2008	By:	Timothy F. Coen
	Name:	Timothy F. Coen
	Title:	Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

1.01	Press release dated November 11, 2008 -- CDC Corporation CEO Purchased 332,602 Company Shares Since Beginning of Year
1.02	Press release dated November 13, 2008 -- CDC Corporation Increases Guidance for Second Half of 2008